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Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44112

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/Y) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

E*TRADE Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1271 Avenue of the Americas, 14th Floor
(No. and Street)

New York	New York	10020
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Brent Simonich, Chief Financial Officer (703) 236-8339
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - *if individual, state last, first, middle name*)

7900 Tysons One Place, Suite 800	McLean	Virginia	22102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

We, David Herbert and Brent Simonich, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to E*TRADE Securities LLC (the "Company"), as of and for the year ended December 31, 2015, are true and correct. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

David Herbert
Chief Executive Officer
E*TRADE Securities LLC

2/25/16
Date

MELODIE L. STRAWN
Notary Public, State of New York
No. 01ST6184801
Qualified in New York County
Commission Expires April 7, 2016

Notary Public

Brent Simonich
Chief Financial Officer
E*TRADE Securities LLC

2/25/16
Date

Notary Public

CHRISTOPHER C HORAK
NOTARY PUBLIC
REG # 106887
MY COMMISSION EXPIRES 5/31/2020
COMMONWEALTH OF VIRGINIA

Deloitte.

Deloitte & Touche LLP
Suite 800
7900 Tysons One Place
McLean, VA 22102
USA
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers and Member of
E*TRADE Securities LLC
New York, New York

We have audited the accompanying statement of financial condition of E*TRADE Securities LLC (the "Company") as of December 31, 2015, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of E*TRADE Securities LLC as of December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 25, 2016

E*TRADE SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2015
(In thousands)

ASSETS		
Cash and equivalents	$	99,878
Goodwill		1,615,243
Other intangibles, net		173,770
Internally developed software, net		63,635
Receivables from affiliated companies		62,556
Other assets		23,277
TOTAL ASSETS	$	2,038,359
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES:		
Deferred tax liabilities, net	$	423,490
Payables to Parent and affiliated companies		35,872
Accrued compensation and benefits		26,078
Payable to brokers and dealers		18,661
Other liabilities		30,486
TOTAL LIABILITIES		534,587
MEMBER'S EQUITY		1,503,772
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	2,038,359

See notes to statement of financial condition.

E*TRADE SECURITIES LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2015

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization - E*TRADE Securities LLC (the "Company") is a wholly-owned subsidiary of ETCM Holdings, LLC, which is a direct wholly-owned subsidiary of E*TRADE Financial Corporation (the "Parent"). The Company was previously a subsidiary of E*TRADE Bank, an indirect wholly-owned subsidiary of the Parent, and was moved out from under E*TRADE Bank in February 2015. The Company and E*TRADE Bank are now entities under common control of the Parent and considered to be related parties.

The Company, a single member limited liability company ("LLC"), is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). Additionally, the Company is registered with the Commodity Futures Trading Commission ("CFTC") as an introducing broker under the Commodity Exchange Act and is a member of the National Futures Association ("NFA"). The Company clears its customers' transactions, including customers' futures transactions, through E*TRADE Clearing LLC ("E*TRADE Clearing"), on a fully disclosed basis under an introducing broker-dealer relationship. These clearing services are provided to the Company under clearing agreements (the "Clearing Agreements").

Nature of Operations - The Company is a provider of brokerage services primarily to retail customers. It offers a comprehensive suite of financial products and services to individual investors, which includes automated order facilitation of U.S. equities, futures, options, exchange-traded funds, mutual funds and bond orders. The Company also offers online services such as transfer money, wireless account access, extended hours trading, quotes, research and advanced planning tools. In addition, the Company offers individual retirement accounts and services related to managed investment portfolios through an affiliate relationship.

Use of Estimates - The Company's statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"), which require management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and related notes for the period presented. Actual results could differ from management's estimates. Certain significant accounting policies are critical because they are based on estimates and assumptions that require complex and subjective judgments by management. Changes in these estimates or assumptions could materially impact the Company's financial condition. Material estimates in which management believes changes could reasonably occur include: valuation of goodwill and other intangibles; and estimates of effective tax rates; deferred taxes and valuation allowances.

Financial Statement Description and Related Accounting Policies

Below are descriptions and accounting policies for certain of the Company's financial statement categories:

Cash and Equivalents - The Company considers all highly liquid investments with original or remaining maturities of three months or less at the time of purchase to be cash and equivalents.

Goodwill and Other Intangibles, net - Goodwill is acquired through business combinations and represents the excess of the purchase price over the fair value of net tangible assets and identifiable intangible assets. The Company evaluates goodwill for impairment on an annual basis as of November 30 and in interim periods when events or changes indicate the carrying value may not be recoverable. The Company has the option of performing a qualitative assessment of goodwill for any of its reporting units to determine whether it is more likely than not that the fair value is less than the carrying value of a reporting unit. If it is more likely than not that the fair value exceeds the carrying value of the reporting unit, then no further testing is necessary; otherwise, the Company must perform a two-step quantitative assessment of goodwill. The Company may elect to bypass the qualitative assessment and proceed directly to performing a two-step quantitative assessment.

Other intangibles, net represents the excess of the purchase price over the fair value of net tangible assets acquired through the Company's business combinations related to identifiable intangible assets. The Company currently does not have any intangible assets with indefinite lives other than goodwill. The Company evaluates intangible assets with finite lives for impairment on an annual basis or when events or changes indicate the carrying value may not be recoverable. The Company also evaluates the remaining useful lives of intangible assets with finite lives each reporting period to determine whether events and circumstances warrant a revision to the remaining period of amortization. For additional information, see Note 4 - Goodwill and Other Intangibles, Net.

Internally Developed Software, net - The costs of internally developed software that qualify for capitalization are included in the internally developed software, net line item. For qualifying internal-use software costs, capitalization begins when the conceptual formulation, design and testing of possible software project alternatives are complete and management authorizes and commits to funding the project. The Company does not capitalize pilot projects and projects where it believes that future economic benefits are less than probable. Technology development costs incurred in the development and enhancement of software used in connection with services provided by the Company that do not otherwise qualify for capitalization treatment are expensed as incurred. Completed projects are carried at cost and amortized on a straight-line basis over their estimated useful lives of four years.

Income Taxes - Deferred income taxes are recorded when revenues and expenses are recognized in different periods for financial statement purposes than for tax return purposes. Deferred tax asset or liability account balances are calculated at the balance sheet date using current tax laws and rates in effect. Valuation allowances for deferred tax assets are established, if it is determined, based on evaluation of available evidence at the time the determination is made, that it is more likely than not that some or all

of the deferred tax assets will not be realized. Income tax expense includes (i) deferred tax expense, which generally represents the net change in the deferred tax asset or liability balance during the year plus any change in valuation allowances, and (ii) current tax expense, which represents the amount of tax currently payable to or receivable from a taxing authority or Parent. The Company is included as a member in the consolidated federal income tax return of the Parent pursuant to a tax sharing agreement. Each member included in the federal consolidated group computes its separate federal tax expense (benefit) as it files a separate tax return. For members included in a combined state tax filing, the computation of each member's state expense (benefit) is computed based on the separate member's income or loss using the blended effective tax rate for the entire combined group. Uncertain tax positions are only recognized when it is more likely than not that it will be sustained upon examination. For uncertain tax positions, tax benefit is recognized for cases in which it is more than fifty percent likely of being sustained on ultimate settlement. For additional information, see Note 7 - Income Taxes.

Fair Value - Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company determines the fair value for its financial instruments and for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. In addition, the Company determines the fair value for nonfinancial assets and nonfinancial liabilities on a nonrecurring basis as required during impairment testing or by other accounting guidance. For additional information, see Note 2 - Fair Value Disclosures.

Share-Based Payments - The Company participates in the Parent's share-based employee compensation plans. The Parent and the Company record share-based compensation expense in accordance with the stock compensation accounting guidance. The Company recognizes compensation expense at the grant date fair value of a share-based payment award over the requisite service period less estimated forfeitures. Beginning in 2015, the Parent also issues performance share units to certain of its officers. The compensation expense related to performance shares of the Company's officers is allocated to the Company by the Parent. Share-based compensation expense is included in the compensation and benefits line item.

New Accounting and Disclosure Guidance - Below is the new accounting and disclosure guidance that relate to activities in which the Company is engaged.

New Accounting Standards Not Yet Adopted

Disclosures of Uncertainties about an Entity's Ability to Continue as a Going Concern

In August 2014, the FASB amended the guidance related to an entity's evaluations and disclosures of going concern uncertainties. The new guidance requires management to perform interim and annual assessments of the entity's ability to continue as a going concern within one year of the date the financial statements are issued, and to provide certain disclosures if conditions or events raise substantial doubt about the entity's ability to continue as a going concern. The amended guidance became effective for the Company for annual periods beginning on January 1, 2016. Early adoption is permitted. The adoption of the amended guidance will not impact the Company's financial condition, results of operations or cash flows.

2. FAIR VALUE DISCLOSURES

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company may use various valuation approaches, including market, income and/or cost approaches. The fair value hierarchy requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair value is a market-based measure considered from the perspective of a market participant. Accordingly, even when market assumptions are not readily available, the Company's own assumptions reflect those that market participants would use in pricing the asset or liability at the measurement date. The fair value measurement accounting guidance describes the following three levels used to classify fair value measurements:

- Level 1—Unadjusted quoted prices in active markets for identical assets or liabilities that are accessible by the Company.
- Level 2—Quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
- Level 3—Unobservable inputs that are significant to the fair value of the assets or liabilities.

The availability of observable inputs can vary and in certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to a fair value measurement requires judgment and consideration of factors specific to the asset or liability.

Fair Value of Financial Instruments Not Carried at Fair Value

The fair value of cash and equivalents was estimated to be carrying value and classified as Level 1 of the fair value hierarchy.

The fair value of receivables from affiliated companies, payables to brokers and dealers, and payables to Parent and affiliated companies was estimated to be carrying value and classified as Level 2 of the fair value hierarchy.

3. RECEIVABLES FROM AND PAYABLES TO BROKERS AND DEALERS

Receivables from brokers and dealers of $7.0 million represent payment for order flow receivables from third party market makers and market centers and commission receivables from third party broker-dealers and are included in other assets on the statement of financial condition. Payables to brokers and dealers of $18.7 million primarily represent net payables arising from unsettled trades.

4. GOODWILL AND OTHER INTANGIBLES, NET

Goodwill is evaluated for impairment on an annual basis as of November 30 and in interim periods when events or changes indicate the carrying value may not be recoverable. The Company also evaluates the remaining useful lives of other intangible assets with finite lives each reporting period to determine whether events and circumstances warrant a revision to the remaining period of amortization.

For the year ended December 31, 2015, the Company elected to perform a quantitative analysis to determine whether the fair value of the Company was less than the carrying value. As a result of this assessment, the Company concluded that its fair value exceeded its reported carrying value and therefore goodwill assigned to the Company was not impaired at December 31, 2015. At December 31, 2015, the Company held goodwill at a carrying value of $1.6 billion.

Other intangible assets with finite lives, which are amortized on an accelerated basis, consist of the following (dollars in thousands):

	Weighted Average Original Useful Life (Years)	Weighted Average Remaining Useful Life (Years)	Gross Amount	Accumulated Amortization	Net Amount
Customer list	20	10	$434,804	$(261,034)	$173,770

5. RELATED PARTY TRANSACTIONS

The Company and the Parent are party to a written Master Services Agreement ("MSA") under which the Parent provides the Company with technology infrastructure, back-office functions and general and administrative support.

Customer support services are provided to the Company under agreements with E*TRADE Information Services, LLC, an affiliated company.

Pursuant to the Clearing Agreements, the Company has clearing deposits of $5.3 million, which are recorded in other assets on the statement of financial condition. E*TRADE Clearing is entitled to certain fees for the clearance and settlement of introduced customer security transactions. A portion of these fees were allocated by the Company to various international affiliates, who are indirect wholly owned subsidiaries of the Parent, under existing service agreements. E*TRADE Clearing collects commissions and related fees from customers of the Company and remits such amounts to the Company. At December 31, 2015, the receivable from E*TRADE Clearing of $60.9 million represents a portion of the December 2015 collections. This amount is recorded in receivables from affiliated companies in the statement of financial condition.

The Company offers sweep products, collectively the Sweep Deposit Accounts ("SDA"), which transfer certain customer uninvested cash balances to E*TRADE Bank and other unaffiliated third party financial institutions. E*TRADE Bank and certain third party institutions carry these balances as customer deposits in FDIC-insured money market accounts up to applicable insurance limits and pay interest on these balances. E*TRADE Bank pays E*TRADE Clearing a fee based on the average SDA balances at a negotiated rate, a portion of which is remitted to the Company in accordance with the Clearing Agreements.

The Company provides customer support services for deposit and banking products under agreements with E*TRADE Bank.

The Company and E*TRADE Financial Corporate Services Inc. ("Corporate Services"), an affiliated company, are party to an agreement under which the Company licenses the right to use certain of its assets to Corporate Services. This intercompany licensing agreement was amended to remove the compensation requirements effective September 1, 2015.

The Company provides automated order facilitation, custody, account administration and other related services under an agreement with E*TRADE Capital Management, LLC, an affiliated company.

The Company paid $565 million of aggregate dividends to the Parent subsequent to its move from under E*TRADE Bank in February 2015.

6. INTERNALLY DEVELOPED SOFTWARE, NET

Under the terms of the MSA the Parent provides software development services to the Company. For the year ended December 31, 2015, the Company paid the Parent $31.6 million for internally developed software specifically attributable to the Company. At December 31, 2015, the Company had $63.6 million of internally developed software, net on the statement of financial condition. Included in the balance at December 31, 2015 was $17.0 million of costs associated with internally developed software in the process of development for which amortization has not begun.

7. INCOME TAXES

The Company is classified as an association taxable as a corporation for federal and state income tax purposes. Thus, the Company must accrue and pay federal and state taxes based on its taxable income.

The Company is included in the consolidated federal income tax return of the Parent pursuant to a tax sharing agreement. It also files tax returns in multiple states. The following table summarizes the tax years that are either currently under examination or remain open under the statute of limitations and subject to examination by the major tax jurisdictions in which the Company operates:

Jurisdiction	Open Tax Year
United States	2012 - 2015
Various states(1)	2007 - 2015

(1) Major state tax jurisdictions include California, Georgia, Illinois, New Jersey, New York and Virginia.

The Company recognizes interest and penalties, if any, related to income tax matters in income tax expense. The Company had total reserves for interest and penalties of $0.2 million as of December 31, 2015.

Deferred income taxes are recorded when revenues and expenses are recognized in different periods for financial statement and tax return purposes. The temporary differences and the tax carryforwards that created deferred tax assets and liabilities (included in deferred tax liabilities, net in the statement of financial condition) are summarized in the following table (dollars in thousands):

Deferred tax assets:		
Deferred compensation	$	10,936
Other		2,782
Total deferred tax assets		13,718
Deferred tax liabilities:		
Goodwill amortization		(421,440)
Other depreciation and amortization		(15,768)
Total deferred tax liabilities		(437,208)
Deferred tax liabilities, net	$	(423,490)

The Company did not establish a valuation allowance against its deferred tax assets as it believes that it is more likely than not that all of the deferred tax assets will be realized.

8. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (the "Rule") under the Securities Exchange Act of 1934 administered by the SEC and FINRA, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the Rule, which requires that the Company maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. Under the alternative method, a broker-dealer may not repay subordinated borrowings, pay cash dividends, or make any unsecured advances or loans to its Parent or employees if such payment would result in net capital of less than 5% of aggregate debit balances or less than 120% of its minimum dollar amount requirement. At December 31, 2015, the Company had net capital of $48.6 million which was $48.4 million in excess of its required net capital of $250,000.

The Company is also subject to the CFTC Regulation 1.17 ("Reg. 1.17") under the Commodity Exchange Act, administered by the CFTC and the NFA, which also requires the maintenance of minimum net capital. The Company, as an introducing broker is required to maintain adjusted net capital equal to or in excess of the greatest of $45,000, or the amount of adjusted net capital required by the NFA, or the amount of net capital required by Rule 15c3-1(a) of the SEC.

The Company has entered into an agreement with E*TRADE Clearing that allows the Company to include its proprietary assets as allowable assets in its net capital computation. This agreement conforms to the requirements related to the capital treatment of assets in the proprietary account of broker ("PAB") and to permit the correspondent to use PAB in its capital computations. At December 31, 2015, the deposit at the clearing broker was $5.3 million, which is recorded in other assets on the statement of financial condition.

9. COMMITMENTS, CONTINGENCIES AND OTHER REGULATORY MATTERS

The securities industry is subject to extensive regulation under federal, state and applicable international laws. From time to time, the Company has been threatened with or named as a defendant in, lawsuits, arbitrations and administrative claims involving securities and other matters. The Company is also subject to periodic regulatory examinations and inspections. Compliance and trading problems that are reported to regulators, such as the SEC, FINRA, CFTC or NFA by dissatisfied customers or others are investigated by such regulators, and may, if pursued, result in formal claims being filed against the Company by customers or disciplinary action being taken against the Company or its employees by regulators. Any such claims or disciplinary actions that are decided against the Company could have a material impact on the financial results of the Company.

Litigation Matters

On May 16, 2011, Droplets Inc., the holder of two patents pertaining to user interface servers, filed a complaint in the U.S. District Court for the Eastern District of Texas against the Company, the Parent, E*TRADE Bank and multiple other unaffiliated financial services firms. Plaintiff contends that the defendants engaged in patent infringement under federal law. Plaintiff seeks unspecified damages and an injunction against future infringements, plus royalties, costs, interest and attorneys' fees. On March 28, 2012, a change of venue was granted and the case was transferred to the United States District Court for the Southern District of New York. The Company filed its answer and counterclaim on June 13, 2012 and plaintiff moved to dismiss the counterclaim. The Company's motion for summary judgment on the grounds of non-infringement was granted by the U.S. District Court in a Decision and Order dated March 9, 2015. All remaining claims are stayed pending resolution of issues on Droplet's remaining patents under review by the Patent Trial and Appeal Board ("PTAB"). On July 6, 2015, the PTAB instituted an inter parties review of plaintiff's 115 patent, which is scheduled to be litigated through March 2016. The Company will continue to defend itself vigorously in this matter, both in the District Court and at the U.S. Patent Office.

On April 30, 2013, a putative class action was filed by John Scranton, on behalf of himself and a class of persons similarly situated, against the Company and the Parent in the Superior Court of California, County of Santa Clara, pursuant to the California procedures for a private Attorney General action. The Complaint alleged that the Company misrepresented through its website that it would always automatically exercise options that were in-the-money by $0.01 or more on expiration date. Plaintiffs allege violations of the California Unfair Competition Law, the California Consumer Remedies Act, fraud, misrepresentation, negligent misrepresentation and breach of fiduciary duty. The case has been deemed complex within the meaning of the California Rules of Court, and a case management conference was held on September 13, 2013. The Company's demurrer and motion to strike the complaint were granted by order dated December 20, 2013. The Court granted leave to amend the complaint. A second amended complaint was filed on January 31, 2014. On March 11, 2014, the Company moved to strike and for a demurrer to the second amended complaint. On October 20, 2014, the Court sustained the Company's demurrer, dismissing four counts of the second amended complaint with prejudice and two counts without prejudice. The plaintiffs filed a third amended complaint on November 10, 2014. The Company filed a third demurrer and motion to strike on December 12, 2014. By order dated March 18, 2015, the Superior Court entered a final order sustaining the Company's demurrer on all remaining claims with prejudice. Final judgment was entered in the Company's favor on April 8, 2015. Plaintiff filed a

Notice of Appeal April 27, 2015. Briefing is scheduled to continue through 2016. The Company will continue to defend itself vigorously in this matter.

On March 26, 2015, a putative class action was filed in the U.S. District Court for the Northern District of California by Ty Rayner, on behalf of himself and all others similarly situated, naming the Parent and the Company as defendants. The complaint alleges that E*TRADE breached a fiduciary duty and unjustly enriched itself in connection with the routing of its customers' orders to various market-makers and exchanges. Plaintiff seeks unspecified damages, declaratory relief, restitution, disgorgement of payments received by the Company, and attorneys' fees. By stipulation, the parties have agreed to extend indefinitely the due date for a response to the claim. The Company will defend itself vigorously in this matter.

Regulatory Matters

During 2012, the Parent completed a review of order handling practices and pricing for order flow between the Company and G1 Execution Services, LLC. The Company has implemented changes to its practices and procedures that were recommended during the review. Banking regulators and federal securities regulators were regularly updated during the course of the review. Subsequently, on July 11, 2013, FINRA notified the Company and G1 Execution Services, LLC that it was conducting an examination of both firms' order handling practices. On March 19, 2015, the Company received a Wells notice from FINRA's Market Regulation Department relating to the adequacy of the Company' order-routing disclosures and supervisory process for reviewing execution quality during the period covered by the Parent's 2012 internal review (July 2011 - June 2012). The Company continues to cooperate fully with FINRA in this examination. In the case of the review of both the Company and G1 Execution Services, LLC such actions could include monetary penalties and cease-and-desist orders, and could prompt claims by customers. Any of these actions could materially and adversely affect the Parent's broker-dealer businesses.

In addition to the matters described above, the Company is subject to various legal proceedings and claims that arise in the normal course of business. In each pending matter, the Company contests liability or the amount of claimed damages. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases where claimants seek substantial or indeterminate damages, or where investigation or discovery have yet to be completed, the Company is unable to reasonably estimate a range of possible losses on its remaining outstanding legal proceedings; however, the Company believes any losses, both individually or in aggregate, would not be reasonably likely to have a material adverse effect on the consolidated financial condition or results of operations of the Company.

An unfavorable outcome in any matter could have a material adverse effect on the Company's business, financial condition, results of operations or cash flows. In addition, even if the ultimate outcomes are resolved in the Company's favor, the defense of such litigation could entail considerable cost or the diversion of the efforts of management, either of which could have a material adverse effect on the Company's business, financial condition, results of operations or cash flows.

Estimated Liabilities

The Company reviews its lawsuits, regulatory inquiries and other legal proceedings on an ongoing basis and provides disclosure and records loss contingencies in accordance with the loss contingencies accounting guidance. The Company establishes an accrual for losses at management's best estimate when it assesses that it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. Once established, the estimated liability is revised based on currently available information when an event occurs requiring an adjustment.

Guarantees

The Company has provided a guarantee to E*TRADE Clearing. Under the agreement, the Company has agreed to indemnify E*TRADE Clearing losses that may arise out of or relate to, directly or indirectly, the client accounts introduced to it by the Company. The Company has determined that its liability under this arrangement is not reasonably estimable or probable. No such indemnification payments were made during the year ended December 31, 2015. Accordingly, no contingent liability is carried on the statement of financial condition for these transactions.

10. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, securities transactions of the Company's customers are introduced and cleared through E*TRADE Clearing. The majority of the Company's transactions, and consequently the concentration of its credit exposure, is with E*TRADE Clearing. Customers are required to complete their transactions on settlement date, generally three business days after trade date. If customers do not fulfill their contractual obligations to E*TRADE Clearing, the Company may be required to reimburse E*TRADE Clearing for losses on these obligations. The Company has established procedures to reduce this risk by requiring that customers deposit cash and/or securities into their account prior to placing an order.

The Company may at times maintain inventories in securities on both a long and short basis. Whereas long inventory positions represent the Company's ownership of securities, short inventory positions represent obligations of the Company to deliver specified securities at a contracted price, which may differ from market prices prevailing at the time of completion of the transaction. Accordingly, both long and short inventory positions may result in losses or gains to the Company as market values of securities fluctuate. To mitigate the risk of losses, long and short positions are marked to market daily through the statement of operations and are continuously monitored by the Company.

The Company is also engaged in various activities in which the counterparties primarily include broker-dealers, banks and other financial institutions. In the event that counterparties do not fulfill their obligations, the Company may be exposed to risk of loss. The risk of default depends on the creditworthiness of the counterparties. It is the Company's policy to review, as necessary, the creditworthiness of each counterparty.

11. SUBSEQUENT EVENTS

On January 29, 2016, the Company paid a $24 million cash dividend to the Parent.

* * * * *

E*TRADE SECURITIES LLC

(SEC ID. NO. 8-44112)

Statement of Financial Condition
As of December 31, 2015, and
Report of Independent Registered Public Accounting Firm

* * * * *

PUBLIC DOCUMENT

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.